

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
Sergey Solonin
Chief Executive Officer
QIWI plc
12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia Cyprus

>   **Re: QIWI plc**
>   **Registration Statement on Form F-1**
>   **Response dated April 15, 2013**
>   **File No. 333-187579**

Dear Mr. Solonin:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit A

1.   Please disclose why you are not able to disclose actual payment volume in QIWI Distribution and QIWI Wallet and why your estimate of segment profit before tax cannot be presented in a more narrow range.

2.   Please advise us why you believe that presenting disclosure regarding the estimated range of segment net revenue and segment profit before tax, without providing estimated disclosure regarding changes in other financial statement line items during the same period, such as operating costs and expenses or income from operations, is appropriate and does not provide investors with an incomplete picture of your results of operations.

3.   To the extent you include disclosure regarding your estimated increases in payment volume in QIWI Distribution and QIWI Wallet, please include a discussion and analysis

of whether the trends evidenced in the preliminary financial results are consistent with the trends discussed in MD&A. Please also disclose, if known, whether other significant income statement line items reflect similar trends. Finally, please expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the increases in volume in QIWI Distribution and QIWI Wallet.

4. Please clarify that segment net revenue differs from adjusted net revenue presented in the prospectus as adjusted net revenue is computed by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes

5. Please confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended March 31, 2013, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement prior to its effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Alexander Karavaev
        QIWI plc

        Michael Zeidel
        Skadden, Arps, Slate, Meagher and Flom LLP